CUMMINS INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR ONAN CORPORATION EMPLOYEES

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

December 31, 2007 AND 2006

CUMMINS INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR ONAN CORPORATION EMPLOYEES

TABLE OF CONTENTS

December 31, 2007 and 2006

*

As the Plan is a member of the Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust (“Master Trust”), the schedules of assets (held at end of year), at December 31, 2007 and of reportable transactions for the year ended December 31, 2007 of the Master Trust have been certified by the Master Trustee and have been separately filed with the Department of Labor.  Other Supplemental Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

report of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Policy Committee and

  Participants of the Cummins Inc. and

  Affiliates Retirement and Savings Plan for

  Onan Corporation Employees

Columbus, Indiana

We have audited the accompanying statements of net assets available for benefits of the Cummins Inc. and Affiliates Retirement and Savings Plan for Onan Corporation Employees (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

June 25, 2008

cummins inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR ONAN CORPORATION EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
Assets
Investments:
Investment in Cummins Inc. and Affiliates
Retirement and Savings Plans Master
Trust, at fair value	$-0-	$143,836,855
Participant loans	-0-	1,457,496
Total investments	-0-	145,294,351
Employer contributions receivable	-0-	1,688,577
Net assets available for benefits
Net assets reflecting all investments at fair value	-0-	146,982,928
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-0-	410,099
Net assets available for benefits	$-0-	$147,393,027

See accompanying notes to financial statements.

cummins inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR ONAN CORPORATION EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2007

Additions
Contributions:
Employer	$592,156
Employee	8,928,716
Plan interest in Cummins Inc. and Affiliates Retirement
and Savings Plans Master Trust investment income	33,051,730
Interest income	114,944
Total additions	42,687,546
Deductions
Benefits paid to participants	20,771,201
Other deductions	10,608
Total deductions	20,781,809
Fund transfers with Affiliate Plans	(169,298,764)
Net change in net assets available for benefits	(147,393,027)
Net assets available for benefits, beginning of year	147,393,027

Net assets available for benefits, end of year	$-0-

See accompanying notes to financial statements.

cummins inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR ONAN CORPORATION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

1.   description of the plan

The following description of the Cummins Inc. and Affiliates Retirement and Savings Plan for Onan Corporation Employees (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.  As of December 31, 2007, the Plan was merged into the Cummins Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees.

General

The Plan was a defined contribution plan designed to provide participants with a systematic method of savings and at the same time enable such participants to benefit from contributions made to the Plan by Cummins Inc. and Affiliates (collectively, the “Company”).  Eligible employees were employees of Onan Corporation.  The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust

The Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust (“Master Trust”) holds the assets of the Plan and the following Company-sponsored plans:

  Cummins Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees;

  Cummins Inc. and Affiliates Retirement and Savings Plan for Bargaining Unit Employees;

  Cummins Inc. and Affiliates Retirement and Savings Plan for Consolidated Diesel Company, Inc. Employees; and

  Nelson Retirement and Savings Plan

The trustee for the Master Trust is State Street Corporation.  As participants transfer between different locations within the Company, their related Plan account transfers to the appropriate Plan, if applicable.  Such transfers are reflected in the accompanying financial statements as “Fund transfers with Affiliate Plans”.

cummins inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR ONAN CORPORATION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Contributions

Participants could contribute up to 50% of their eligible pay through a combination of pre-tax and after-tax contributions.  Participants could direct their contributions in any of twenty-one investment options, including Cummins Inc. common stock.

Matching Contributions

The Company matched participant contributions in amounts ranging from 100% of the first $250, 75% of the next $250, 50% of the next $1,000 and 25% of the next $1,000 of participant wages contributed to $1,188.  The matching contribution was made in the form of cash or Company stock. The entire amount of Company stock received as a match was available for diversification.

Participant Accounts

Each participant’s account was credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings.  Allocations of Plan earnings were made daily and were based upon the participant’s weighted average account balance for the day, as described in the Plan document.

Vesting

Participants were fully vested in all employee and employer contributions and earnings thereon at all times.

Benefit Payments

Upon termination of employment or retirement, account balances were paid either as a lump-sum distribution or annual installments not to exceed the lesser of 15 years or the life expectancy of the participant and/or joint life expectancy of the participant and beneficiary, and commence no later than the participant reaching age 70-1/2.  The Plan also permitted hardship withdrawals from participant pre-tax contributions and actual earnings thereon.  Participants could also withdraw their after-tax contributions.

Voting Rights

Each participant was entitled to exercise voting rights attributable to the Company shares allocated to his or her account.  The Trustee voted all Company shares for which no voting instructions were received in the same manner and proportion as the shares for which voting instructions were received.

cummins inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR ONAN CORPORATION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Participant Loans

A participant could obtain a loan up to a maximum of the lesser of $50,000 or 50% of the participant’s account balance.  Loans were secured by the participant’s account balance and accumulated interest at the prime rate plus one percent, and matured no later than 4½ years from the date of the loan.

Plan Termination

As aforementioned, the Plan was merged into the Cummins Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees effective December 31, 2007.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investments

The Plan’s investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust, determined primarily by quoted market prices, except for the fixed income fund.  The fixed income fund consists primarily of insurance contracts and bank investment contracts with various companies.  Insurance contracts and bank contracts are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value.  Alternative investment contracts consist of investments together with contracts under which a bank or other institution provides for benefit-responsive withdrawals by plan participants at contract value.  Fair value is determined using a discounted cash flow method by considering such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would cause payment to plan participants to be at amounts other than contract value.  There are no limitations on liquidity guarantees and no valuation reserves are being recorded to adjust contract amounts.

cummins inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR ONAN CORPORATION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Allocation of Master Trust Assets and Transactions

The investment income and expenses of the Master Trust are allocated to each plan based on the relationship of the Plan’s investment balances to the total Master Trust investment balances.

Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties

The Master Trust invests in various securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

Substantially all costs of administering the Plan are paid by the Company.

Reclassifications

Certain prior year amounts have been reclassified herein to conform to the current method of presentation.

cummins inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR ONAN CORPORATION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

3.   INVESTMENTS IN MASTER TRUST

The Plan’s investments are held in the Master Trust.  At December 31, 2007 and 2006, the Plan’s interest in the net assets of the Master Trust was 0% and 10.1%, respectively.  The following investments are held by the Master Trust as of December 31:

	2007	2006

Cummins Inc. Common Stock Fund	$243,342,978	$149,069,879
Cummins Inc. common stock - ESOP fund
(non-participant directed)	85,089,690	67,973,065
Fixed income fund	350,099,530	346,161,583
Common / collective trust fund	169,049,248	172,121,130
Registered investment companies	834,577,180	690,909,492

Total	$1,682,158,626	$1,426,235,149

The fixed income fund portion of the Master Trust comprises several fully benefit-responsive insurance and investment contracts.  This fund includes both open-ended, security-backed investments as well as closed-ended, general account investments maturing through 2009.  The contracts have varying yields which averaged 6.05 percent and 4.87 percent during the years ended December 31, 2007 and 2006, respectively.  The contracts have varying crediting interest rates which averaged 5.16 percent and 4.93 percent during the years ended December 31, 2007 and 2006, respectively.  The crediting interest rates adjust on varying intervals by contract.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The fixed income fund’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provision of the Plans.  To accomplish these objectives, the fixed income fund invests primarily in investment contracts such as traditional guaranteed investment contracts (GICs) and wrapper contracts (also known as synthetic GICs).  In a traditional GIC, the issuer takes a deposit from the fixed income fund and purchases investments that are held in the issuer’s general account.  The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the fixed income fund.

cummins inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR ONAN CORPORATION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

In a wrapper contract structure, the underlying investments are owned by the fixed income fund and held in trust for participants.  The fixed income fund purchases a wrapper contract from an insurance company or bank.  The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fixed income fund for the underlying investments).  The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.  An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the wrapper contract.  Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.  While there may be slight variations from one contract to another, most wrapper contracts use a formula to determine the interest crediting rate that is based on the specific factors as aforementioned.  Over time, the crediting rate formula amortizes the fixed income fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate.  In addition, participant withdrawals and transfers from the fixed income fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract values are represented in the Statements of Net Assets Available for Benefits as “Adjustment from fair value to contract value”.  If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

cummins inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR ONAN CORPORATION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plans the shortfall needed to maintain the interest crediting rate at zero.  This helps to ensure that participants’ principal and accrued interest will be protected.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value.  These events include termination of the Plans, a material adverse change to the provisions of the Plans, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.  These events described herein that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plans’ loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plans.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

The contracts’ aggregate fair values were approximately $2,900,000 and $5,770,000 lower than the reported contract values at December 31, 2007 and 2006, respectively.

cummins inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR ONAN CORPORATION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Investments that represent 5% or more of the Master Trust’s assets are separately identified as follows:

	2007	2006

American Funds Growth Fund of America	$124,172,394	$103,839,262
Cummins Inc. Common Stock Fund	328,432,668	217,042,944
NTGI S & P 500 Index Fund	169,049,248	172,121,130
Vanguard International Fund	94,507,210	72,459,503
Vanguard Wellington Admiral Shares Fund	260,172,016	242,371,382
Aegon Wrapped Investment Contract	103,907,261	-0-
Royal Bank of Canada Wrapped
Investment Contract	103,907,261	-0-
State Street Bank Wrapped Investment
Contract	103,907,261	-0-
Other	394,103,307	618,400,928

Total	$1,682,158,626	$1,426,235,149

Investment income for the Master Trust for the year ended December 31, 2007 is as follows:

Net appreciation in fair value of investments:
Cummins Inc. Common Stock Fund	$178,109,048
Cummins Inc. common stock - ESOP fund
(non-participant directed)	47,378,919
Common / collective trust fund	9,487,199
Registered investment companies	55,247,320

Interest	16,594,921
Dividends	2,081,902
Dividends from Cummins Inc. common stock -
ESOP fund (non-participant directed)	1,649,137

Additional changes in net assets related to non-participant directed investments in the Master Trust for the year ended December 31, 2007 include transfers of Cummins Inc. common stock from unallocated status to allocated status totaling $29,673,397.

cummins inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR ONAN CORPORATION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

4.   TAX STATUS

The Plan received a favorable determination letter dated June 10, 1996 in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”).  The Plan had been amended since receiving that determination letter.  The Plan submitted a request to the IRS for a new determination letter, but has not yet received a reply.  The Company and its counsel believed that the Plan was designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.   RELATED PARTY TRANSACTIONS

Certain Master Trust investments are or were shares of mutual funds managed by State Street Corporation and shares of Cummins Inc.  The State Street Corporation is the Master Trust trustee.  Cummins Inc. is the Plan Sponsor.  Hewitt Associates, LLC serves as the Plans’ third party administrator.  Blue & Co., LLC serves as the Plans’ auditor.  INVESCO Institutional (N.A.) was the Plans’ investment manager of the fixed income fund, but the Plans changed to JPMorgan Asset Management during 2007.  Transactions with these parties qualify as party-in-interest transactions.

6.  reconciliation of financial statements to form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2007	2006
As reported per the financial statements	$-0-	$147,393,027
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-0-	(410,099)
As reported per the Form 5500	$-0-	$146,982,928

cummins inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR ONAN CORPORATION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

The following is a reconciliation of plan interest in Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust investment income per the financial statements to the Form 5500 for the year ended December 31, 2007:

As reported per the financial statements	$33,051,730
Less: Adjustment from fair value to contract
value for fully benefit-responsive investment
contracts at December 31, 2007	-0-
Add: Adjustment from fair value to contract
value for fully benefit-responsive investment
contracts at December 31, 2006	410,099

As reported per the Form 5500	$33,461,829